

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2024

Chi Kin Kelvin Yeung
Chief Executive Officer
Phoenix Asia Holdings Limited
Workshop B14, 8/F, Block B
Tonic Industrial Center, 19 Lam Hing Street
Kowloon Bay, Hong Kong

> **Re: Phoenix Asia Holdings Limited**
> **Amended Draft Registration Statement on Form F-1**
> **Submitted December 2, 2024**
> **CIK No. 0002035709**

Dear Chi Kin Kelvin Yeung:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2024 letter.

Amended Draft Registration Statement
Risk Factors Summary, page 4

1. We reissue prior comment 2 in part. We note your disclosure on page 122 that most of your directors and officers are nationals or residents of Hong Kong. Please clarify whether your directors and officers are nationals of China. Please revise your summary risk factors to address clearly risks related to China, given Hong Kong is a Special Administrative Region of China. Please revise your summary risk factor disclosure to specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws. For

example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China and Hong Kong, lack of reciprocity, and cost and time constraints. Also, we note your disclosure that the Group has no current operations in China. Please revise your definition of "China" or "PRC" to include Hong Kong and to clarify that the "legal and operational" risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that "China or the PRC" does not include Hong Kong is when you are referencing specific laws and regulations adopted by the PRC.

Please contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Clement Au, Esq.